Exhibit 99.1

Xueda Education Group Announces Chief Financial Officer Notice of Departure

BEIJING, December 28, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced that Ms. Christine Lu-Wong, the Company’s Chief Financial Officer, has decided to resign from her current role, effective December 31, 2015, to pursue other interests.  Following her resignation, Ms. Lu-Wong will serve as an advisor to the Company and the Board of Directors.  Ms. Lu-Wong has served as the Company’s Chief Financial Officer since November 2012.  Ms. Yan Ma, Xueda’s Corporate Controller, will assume the role of interim Chief Financial Officer effective upon Ms. Lu-Wong’s resignation date.

Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “I wish to thank Ms. Lu-Wong for her dedicated service to Xueda.  She has been a valued part of the management team and has contributed significantly to Xueda’s development.  On behalf of the Board of Directors, we wish her well in her future endeavors.”

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com